UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

24/7 REAL MEDIA, INC.

(Name of Subject Company (Issuer))

TS TRANSACTION, INC. (Offeror)

WPP GROUP PLC (Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

TS Transaction, Inc.

c/o Andrea Harris

WPP Group plc

27 Farm Street

London W1J 5RJ

England

+44 (0) 20 7408 2204

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq. Aviva F. Diamant, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004-1980 (212) 859-8000	Curt Myers, Esq. Davis & Gilbert LLP 1740 Broadway New York, New York 10019 (212) 468-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$653,718,982.00	$20,070.00

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value assumes the purchase of up to 55,635,658 shares of common stock, par value $0.01 per share of 24/7 Real Media, Inc. (the “Shares”) at a purchase price of $11.75 per share. Such number of shares consists of 51,367,238 Shares outstanding as of April 30, 2007, and 4,497,787 Shares that are issuable before the expiration of the Offer upon exercise of stock options and other rights to acquire Shares.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check	the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

(Continued on following pages)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by TS Transaction, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of WPP Group plc (“WPP”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of 24/7 Real Media, Inc., a Delaware corporation (the “Company”), at a price of $11.75 per Share, net to the sellers in cash, without interest. The terms and conditions of the offer are described in the Offer to Purchase, dated May 31, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is being filed on behalf of Purchaser and WPP.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is 24/7 Real Media, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 132 West 31st Street, 9th Floor, New York, New York, 10001, and the telephone number of the Company is (212) 231-7100.

(b) As of April 30, 2007, there were 51,367,238 Shares outstanding (excluding restricted shares), 3,201,790 restricted Shares, 3,581,921 vested and exercisable options to purchase Shares, 525,192 Shares reserved for issuance on the exercise of outstanding warrants and 1,714,286 Shares reserved for issuance on the exercise of the outstanding debenture (based upon the number of Shares represented by the Company in the Agreement and Plan of Merger, dated as of May 17, 2007, by and among WPP, Purchaser, and Company) (the “Merger Agreement”)).

(c) The Shares are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “TFSM.” The information set forth in Section 6—“Price Range of the Shares, Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9—“Certain Information Concerning the Purchaser and WPP” and Schedule I—“Directors and Executive Officers of Purchaser and WPP” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The information set forth in each of the following portions of the Offer to Purchase is incorporated herein by reference: the Summary Term Sheet, Introduction, Section 1—“Terms of the Offer; Expiration Date,” Section 2—“Acceptance for Payment and Payment,” Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Section 4—“Withdrawal Rights,” Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Proposed Merger,” Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” Section 11—“Transaction Documents,” and Section 12—“Purpose of the Offer; Plans for the Company.”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither WPP, Purchaser nor, to the best knowledge of WPP and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of the Purchaser and WPP” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither WPP, Purchaser nor, to the best knowledge of WPP and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Purchaser and WPP” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 9—“Certain Information Concerning the Purchaser and WPP” and Section 10—“Background of the Offer; Contacts with the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7) The information set forth in Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Transaction Documents,” Section 12—“Purpose of the Offer; Plans for the Company,” and Section 17—“Employment and Compensation Arrangements,” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 13—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in Section 9—“Certain Information Concerning the Purchaser and WPP,” and Schedule I—“Directors and Executive Officers of Purchaser and WPP” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 18—“Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration” and Section 16—

“Certain Legal Matters, Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the Section 16—“Certain Legal Matters; Required Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index immediately following signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 31, 2007 that the information set forth in this statement is true, complete and correct.

TS TRANSACTION, INC.

By:	/s/ KEVIN FAREWELL
Name:	Kevin Farewell
Title:	Secretary

WPP GROUP PLC

By:	/s/ MARIO CAPES
Name:	Mario Capes
Title:	Company Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated May 31, 2007.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement, dated May 31, 2007, appearing in The Wall Street Journal.

(a)(8)	Press Release, dated May 31, 2007, announcing the Commencement of the Offer.

(a)(9)	Purchase Agreement dated as of May 17, 2007, between the Company and the Riverview Group, LLC.

(a)(10)	Complaint filed by John Maybin in the Supreme Court of New York County, New York on May 29, 2007.

(b)	US $1,600,000,000 Revolving Credit Facility Agreement (including US$1,400,000,000 Swingline Facility) among WPP Group plc, WPP Finance Co. Limited and WPP Group, as borrowers, WPP Group plc, as guarantor, Citibank International plc, as facility agent, Citibank, N.A., as swingline agent, and the lenders identified in this credit facility (Incorporated by reference to an Exhibit to WPP’s Annual Report on Form 20-F filed on June 27, 2006.)

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among the WPP, Purchaser and Company (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 17, 2007).

(g)	None.

(h)	None.